

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 6, 2008

Via U.S. Mail and Fax

Tony Ker
Chief Executive Officer
Gryphon Gold Corporation
Suite 810-1130 W. Pender St.
Vancouver, BC
Canada V6E 4A4

> **Re:** **Gryphon Gold Corporation**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2007**
> **Response Letter Dated March 28, 2008**
> **File No. 333-127635**

Dear Mr. Ker:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-KSB for Fiscal Year Ending March 31, 2007

1.   We note your response to prior comment 3 in which you explain that because you are a reporting issuer in Canada who is required to prepare filings, such as an annual report, compliant with National Instrument 43-101 to fulfill your reporting obligations in Canada; you believe the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7 would allow disclosure of resources in your filings with the SEC. However, since you are incorporated in the State of Nevada and filing on domestic Forms, the exception you note is unavailable. Therefore, we continue to believe that it will be necessary to remove all disclosure of resource estimates from your filing. We will not object to the disclosure of mineralized material which has been delineated by appropriate drilling and/or underground sampling establishing continuity and supporting an estimate of tonnage and an average grade. Mineralized material should only be reported as an in-place

tonnage and grade and is not estimated by using geologic inference, which is sometimes classified as inferred or possible material by some evaluators. Units of salable or contained product, such as ounces of gold or pounds of copper should also not be disclosed.

2.   We note your response to comment 5 indicating you would prefer to make changes to disclosures about the results of your sampling and analyses in your next annual filing, rather than amend your current filing. We believe you should address this disclosure point when amending your filing to comply with the other comment in this letter. Please submit the proposed changes or modifications you will make. If you believe the differences would not be meaningful, you should submit your explanation along with the draft of all disclosure revisions otherwise necessary to comply. We reissue prior comment 5.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ken Schuler at (202) 551-3718 if you have questions regarding the engineering comments. You may contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief